                                                                EXHIBIT (A)(35)


                 Laidlaw Environmental Announces Exchange Ratio


COLUMBIA, S.C., March 11 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) said today that the exchange ratio for purposes of its exchange offer for Safety-Kleen Corp. (NYSE: SK), which is scheduled to expire at Midnight, New York City time, on March 16, 1998, will be 2.8 LLE common shares for each SK common share validly tendered and not withdrawn, in addition to the $18.00 per share Safety-Kleen shareholders will be entitled to receive in cash. Should the LLE offer be extended, the exchange ratio will be recalculated as described in the Amended Prospectus.

Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada.


SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210